Press Release – 1st November 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Crew Acquires 100% of Nalunaq Gold Mine, Greenland

Crew is pleased to advise that it has concluded an agreement with NunaMinerals A/S (Nuna) to purchase Nuna’s 17.5% interest in the Nalunaq Gold Mine. Consideration includes approximately CAD $2.5 million for the shares plus repayment of all loans between Nuna and Nalunaq Gold Mine of approximately CAD $2.2 million. In addition, Nuna will be entitled to a 1.5% NSR royalty on production in excess of 992,000 ounces cumulatively. Approximately 195,000 ounces have been produced to date.  The transaction is expected to be concluded on or before November 15, 2007. On completion, Crew will hold 100% of the equity in the Nalunaq Gold Mine.

Crew operates the Nalunaq Gold Mine located in southern Greenland. The mine has been operational since February 2004 and has produced approximately 195,000 ounces of gold at an average head grade of 16.3g/t Au. In October 2006, Crew purchased the Nugget Pond processing facility in Newfoundland, Canada to process ore from Nalunaq. Current production from Nalunaq is 80,000 to 90,000 ounces. In Q2 2007 Nalunaq Gold Mine produced 21,697 ounces.

Jan Vestrum, Crew President and CEO commented, “I am pleased to announce the successful conclusion of negotiations with NunaMinerals. This transaction enables Nalunaq and Nugget Pond to be operated with maximum synergies and provides longer term benefits to Nalunaq and Greenland. With a strong present gold price and positive outlook for gold we believe this is an excellent transaction for Crew Gold.”

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as "believes", "anticipates", "continue", "could", "expects", "indicates", "plans", "will", "may", "projects", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew's actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading "Risks and Uncertainties" in Crew's Annual Information Form dated April 2, 2007, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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